Eric Blanchard

+1 212 479 6565

eblanchard@cooley.com

November 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jenn Do

Kevin Kuhar

Christopher Edwards

Alan Campbell

Re:	Landos Biopharma, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 1, 2020

CIK No. 0001785345

Ladies and Gentlemen:

On behalf of Landos Biopharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated September 15, 2020 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on September 1, 2020.

The Company is concurrently confidentially submitting an Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 30, 2020

Page Two

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1 and continue to object to your statements that you are focused on developing “first-in-class” therapeutics and that your therapeutics are potentially “first-in-class.” The qualifiers “if effective and approved” and “whereby our product candidates use unique and new mechanisms of action” do not address our concerns that “first-in-class” continues to imply (i) that your product candidates will be effective and (ii) your product candidates are likely to be the first treatments available, neither of which is appropriate at this stage of development. Please revise your registration statement to remove the phrase “first-in-class.”

You may state, if accurate, that your product candidates are the first orally administered therapeutics to target the LANCL2, NLRX1 and PLXDC2 pathways for the treatment of the various indications described in the prospectus. However, you may not state or imply that your product candidates will be the first products in this class available.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 6, 75, 87, 89, 95 and 153 of Amendment No. 2.

Our portfolio, page 3

2.

We note your response to prior comment 3 and updated disclosure and reissue in part. Please remove the “ongoing/completed” language from your pipeline chart and adjust the length of the bars to reflect whether studies or a trial is ongoing or has been completed. For example, for product candidates that are currently in a Phase I trial, you may extend the bar to the middle of the Phase I trial column, but not to the end.

We further note the distinction in your chart between “preclinical” and “IND-enabling” studies. As “IND-enabling” studies are preclinical, please revise your table to eliminate the distinction between the preclinical and IND-enabling studies and show preclinical only.

In response to the Staff’s comment, the Company has revised the pipeline chart on pages 3 and 89 of Amendment No. 2.

Our strengths, page 5

3.

We note your response to prior comment 7. Please revise your disclosure throughout the document where the term “significant unmet medical need” is used to clarify that you have not yet had conversations with the FDA regarding fast track designation or priority review for your product candidates.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 30, 2020

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 87, 94 and 104 of Amendment No. 2.

Our strategy, page 6

4.

We note your response to prior comment 4. Your response supports the statements that you believe you are a leader in developing immunometabolic product candidates for IBD and understanding the immune effects of the LANCL2 pathway. However, your response does not support the claim that you are a leader in the broader field of immunometabolism, please revise your disclosure to remove this claim.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 93 and 95 of Amendment No. 2.

5.

We note your response to prior comment 5 and reissue the comment. Your prospectus continues to state that you intend to “rapidly advance” your product candidates and to “accelerate” the discovery and development of therapeutics for autoimmune diseases. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 95 and 96 of Amendment No. 2.

Business

Our Portfolio, page 89

6.

Please remove the new pipeline graphic that you have inserted at the end of “Our portfolio” introduction. The graphic assumes regulatory approvals which may or may not be granted and that the data from your preclinical studies and clinical trials will permit you to further progress each of your product candidates.

In response to the Staff’s comment, the Company has revised the graphic and disclosure on page 90 of Amendment No. 2 to address the various factors beyond the Company’s control required for the achievement of the anticipated milestones illustrated on this graphic.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 30, 2020

Page Four

Our strengths, page 93

7.

We note your statement that no dose-limiting toxicities have been observed in doses up to 7-fold higher than the currently proposed therapeutic dose for BT-11 in completed clinical trials. The prospectus only references one completed clinical trial of BT-11. Please update your disclosure to describe any additional clinical trials of BT-11 that have been completed or revise your statement to clarify that only one trial of BT-11 has been completed.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 2. The Company respectfully notes that it has completed only one clinical trial evaluating BT-11 to date, but it is currently conducting a Phase 2 clinical trial of BT-11. To the extent that the Company completes the Phase 2 clinical trial prior to the effectiveness of its Registration Statement on Form S-1, the Company will further update this disclosure to reflect the data from that trial.

Foundations of the LANCE platform, page 100

8.

We refer to prior comment 13 and note that the graphic you have added at the top of page 100 continues to state that your therapeutic candidates have improved safety profiles. Please remove any disclosure stating or implying that your product candidates are safe as that determination is within the authority of the FDA and comparable regulatory bodies.

In response to the Staff’s comment, the Company has revised the graphic on page 101 of Amendment No. 2.

Consolidated balance sheets, page F-3

9.	Please revise to only present the pro forma balance sheet as of June 30, 2020, the latest balance sheet included in the filing. Also revise the footnote discussion on page F-8 as appropriate.

In response to the Staff’s comment, the Company has revised the balance sheet on pages F-3 and F-24 of Amendment No. 2 and the related footnote discussion on pages F-8 and F-30 of Amendment No. 2.

* * * *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 30, 2020

Page Five

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:	Josep Bassaganya-Riera, Landos Biopharma, Inc.
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com